Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-4) and related Prospectus of The AES Corporation for the registration of $800,000,000 of its 1.375% senior notes due 2026 and $1,000,000,000 of its 2.450% senior notes due 2031 and to the incorporation by reference therein of our reports dated February 24, 2021, with respect to the consolidated financial statements and schedule of The AES Corporation, and the effectiveness of internal control over financial reporting of The AES Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Tysons, Virginia

June 24, 2021